FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of November 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F         X          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                   No         X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding resignation of a non-executive director of the Huaneng Power International, Inc. (the "registrant"), made by the Registrant on November 25, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT REGARDING THE RESIGNATION OF A
NON-EXECUTIVE DIRECTOR

Due to change of work, Mr. Guo Hongbo (the non-executive Director) has recently tendered a written report to the board of directors of Huaneng Power International, Inc. (the “Company”) according to relevant regulations, resigning from his position as the non-executive Director of the Company. At the same time, he will also cease to act as a member of the Remuneration and Appraisal Committee of the board of directors of the Company. The resignation report of Mr. Guo Hongbo shall become effective from the date on which a new director is elected by the Company.

Mr. Guo Hongbo confirmed that there is no disagreement with the board of directors of the Company and the Company. He is not aware of any matter in relation to his resignation from the non-executive Director of the Company that needs to be brought to the attention of the shareholders of the Company.

The board of directors is satisfied with the work by Mr. Guo Hongbo during his term of tenure as the Company’s non-executive Director of the Company and pays high regards to the contribution he made towards the development of the Company over the years. It expresses its sincere gratitude to Mr. Guo.

By Order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)
Zhao Ping (Executive Director)
Huang Jian (Non-executive Director)
Wang Kui (Non-executive Director)
Lu Fei (Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Lu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)
Xia Qing (Independent Non-executive Director)

Beijing, the PRC
25 November 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name: Huang Chaoquan

Title: Company Secretary

Date:     November 25, 2020